UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the Fiscal Year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transition period from              to

Commission File Number 1-11356

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RADIAN GROUP INC.

1601 Market Street

Philadelphia, PA 19103

RADIAN GROUP INC.

SAVINGS INCENTIVE PLAN

INDEX

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2003 and 2002	3

Notes to Financial Statements	4-10

Supplemental Schedule Furnished Pursuant to Requirements of the Employee Retirement Income Security Act of 1974:

Schedule H, Item 4i: Schedule of Assets Held for Investment Purposes as of December 31, 2003	11

Signatures	12

Exhibit Index	13

Exhibit:

Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Incentive Plan Committee and

Participants of the Radian Group Inc.

Savings Incentive Plan

Philadelphia, Pennsylvania:

We have audited the accompanying statements of net assets available for benefits of the Radian Group Inc. Savings Incentive Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as whole.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania

June 25, 2004

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS

Investments (at fair value):
Common Stock Fund - Radian Group Inc.	$13,252,532	$8,859,980

Other investments (Note G)	26,050,706	15,053,157

Loans receivable	576,937	574,284

Employer contribution receivable	2,759,493	1,668,094

Other assets-net	—	19,509

NET ASSETS AVAILABLE FOR BENEFITS	$42,639,668	$26,175,024

See notes to financial statements.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$6,744,427	$—
Loan interest	42,781	32,751
Interest and dividends	254,052	383,299

Total investment income	7,041,260	416,050

Contributions:
Participants’	4,943,343	3,385,579
Employer’s	2,759,493	1,668,094
Rollover	4,441,037	272,013

Total contributions	12,143,873	5,325,686

Other additions	—	2,100

Total additions	19,185,133	5,743,836

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Net depreciation in fair value of investments	—	4,339,828
Other deductions	15,516	—
Benefits paid to participants	2,704,973	2,661,042

Total deductions	2,720,489	7,000,870

NET ADDITIONS (DEDUCTIONS)	16,464,644	(1,257,034)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF THE YEAR	26,175,024	27,432,058

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$42,639,668	$26,175,024

See notes to financial statements.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

A. Significant Accounting Policies

The financial statements of the Radian Group Inc. Savings Incentive Plan (the “Plan”) are presented on the accrual basis of accounting. Investments are carried at fair value, which is based on quoted market prices. Dividends and interest are recorded when earned. Participant and employer contributions are recorded in the period to which they are applicable. Certain plan expenses are deducted from participant accounts or investment income. Brokerage commissions, and other expenses incurred in connection with the purchase or sale of securities, and all other costs and expenses of the Plan are paid directly by Radian Group Inc.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results may differ from those estimates and assumptions.

B. Plan Description

The information in these notes contains a brief overview of the Plan. Participants should refer to the Plan documents for a complete description of the Plan.

The Plan became effective on November 6, 1992, concurrent with the initial public offering of CMAC Investment Corporation’s (“CMT”) common stock. Prior to that date, employees of Commonwealth Mortgage Assurance Company (“CMAC”) participated in a similar plan offered by CMAC’s former parent. On April 1, 1993, account balances of CMAC employees from the prior plan were transferred to a separate trust, which became part of the Plan.

On November 22, 1998, the Board of Directors of CMT and the Board of Directors of Amerin Corporation (“Amerin”) each approved an Agreement and Plan of Merger pursuant to which CMT and Amerin merged with CMT surviving. The merger was effective June 9, 1999 after approval by the stockholders of both companies, at which time CMT was renamed Radian Group Inc. (“Radian”). At the same time, CMT’s main operating subsidiary, CMAC, was renamed Radian Guaranty Inc. (“Radian Guaranty”). From the date of merger until their termination on September 30, 1999, the remaining Amerin Guaranty Corporation (“Amerin Guaranty”) employees continued to contribute to the Amerin 401(k) plan. Any Amerin Guaranty employees that transferred to Radian Guaranty effective with the merger began to contribute to the Plan on June 9, 1999. Subsequent to June 29, 2001, $1.1 million in balances from Amerin Guaranty employees that remained in the Amerin 401(k) plan were converted to the Plan unless a distribution could be made to the employee.

On August 6, 2002, the Board of Directors of Radian approved an amendment to the Plan to allow for catch-up contributions in accordance with, and subject to the limitations of, Internal Revenue Code Section 414 (vi) effective October 1, 2002 as well as other changes permitted under the Economic Growth and Tax Relief Reconciliation Act of 2001. In addition, the Board of Directors of Radian approved the merger of the Enhance Financial Services Group Inc. (“EFSG”) 401(k) Savings Plan (the “Financial Guaranty Plan”) into the Plan effective January 1, 2003 and provided for the participation in the Plan of all Financial Guaranty Plan participants who had plan accounts transferred from the Financial Guaranty Plan to the Plan. It also provided that such participants would be given vesting credit under the Plan for all service completed with EFSG before the merger. Subsequent to January 1, 2003, $3.7 million in balances from the Financial Guaranty Plan were transferred to the Plan.

The Plan is a defined contribution plan designed to allow eligible employees of Radian Group, Radian Guaranty, RadianExpress.com Inc., Radian Insurance Inc., Radian Services LLC, and, subsequent to January 1, 2003, EFSG to save for their retirement. Full-time employees, upon completion of 90 consecutive days, are eligible to join the Plan. Effective January 1, 2003, all participant contributions from 1% to 25% are made on a salary reduction basis. Prior to January 1, 2003, participants could contribute from 1% to 15% of their compensation to the Plan.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

Additional limitations may be imposed under the Plan on the amount of salary reduction contributions and after-tax savings contributions that may be elected by highly compensated participants in order to comply with certain non-discrimination requirements of the Internal Revenue Code of 1986 (the “Code”). The annual limit on salary reduction contributions by a participant is determined from time to time by the Plan’s Compensation and Benefits Committee (the “Committee”) (not to exceed the indexed limitations contained in the Code), which was $12,000 for 2003 and $11,000 for 2002. Participant after-tax contributions have not been permitted after January 1, 1994.

C. Administration of the Plan

The Plan is administered by the Committee, which has fiduciary responsibility for the general operation of the Plan. Members of the Committee are appointed by the Board of Directors of Radian for indefinite terms and may resign or be removed at any time. Members of the Committee serve without compensation for their service. As such, Radian indemnifies such members to the extent determined by its Board of Directors.

Although Radian expects to continue the Plan, the right to amend or terminate the Plan is reserved. In the event of Plan termination, all benefits would become fully vested and nonforfeitable and the net assets of the Plan would be allocated as required by the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and by the Plan document.

D. Matching Contributions

Radian makes an annual “matching contribution” to a separate “Incentive Account” with respect to the salary reduction contributions of each participant, subject to a limit of six percent (effective January 1, 2003) of the participant’s base salary in any pay period. In 2002, the limit was five percent of the participant’s base salary. For every dollar a participant contributes to the Plan (not exceeding a total of six percent of base salary in any pay period) and does not withdraw before the close of the Plan year (calendar year), Radian will make a contribution of at least $0.25. In 2003 and 2002, Radian made contributions of 100% of each participant’s contributions, up to a maximum of six percent and five percent, respectively, of each participant’s base salary.

Matching contributions generally must be made no later than the last date on which amounts so paid may be deducted for Federal income tax purposes. In order to be entitled to the matching contribution for a Plan year, a participant must be employed by Radian on the last working day of the Plan year, be on an authorized leave of absence (provided the participant has not withdrawn his current year contribution) or be entitled to receive a distribution of the participant’s account following the participant’s retirement, death or disability in the relevant Plan year.

Matching contributions, which may be made with Radian common stock, will be invested in the Common Stock Fund (see Note F) or some other investment or a combination thereof as determined by the Board of Directors of Radian or a committee thereof. Prior to the making of matching contributions for each year, the Board of Directors or committee thereof will make a one-time determination regarding the investment of the employer matching contributions for such year. All matching contributions for the years ended December 31, 2003 and 2002 were invested in the Common Stock Fund. The Common Stock Fund is considered a nonparticipant - directed fund (See Note N)

After the close of any year, Radian may, in its sole discretion, make a supplemental matching contribution. For every eligible dollar the participants contributed to the Plan during the years ended December 31, 2003 and 2002, Radian made supplemental matching contributions of $0.75 per participant in Radian common stock. For the year ended December 31, 2003, Radian utilized $322,084 of forfeited nonvested assets held in the MFS Fixed Fund Institutional Series at December 31, 2003 to fund a portion of the 2003 Radian matching contribution. For the year ended December 31, 2002, Radian utilized $142,136 of forfeited nonvested assets held in the MFS Money Market Fund at December 31, 2002 to fund a portion of the 2002 Radian matching contribution.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

E. Vesting

The rights of a participant to savings contributions made by the participant and salary reduction contributions made by Radian on the participant’s behalf, and any earnings thereon, are at all times fully vested and nonforfeitable. Matching contributions, and any earnings thereon, become vested based on such participant’s years of vesting service. A participant earns one year of vesting service for each Plan year in which such participant completes at least 1,000 hours of service.

Participants become vested under the following schedule:

Years of Service	Vested Percentage of the Participant’s Incentive Account
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

Employees of EFSG who were eligible to participate in the Financial Guaranty Plan prior to 1/1/2003 will retain the Financial Guaranty Plan vesting schedule as follows:

Years of Service	Vested Percentage of the Participant’s Incentive Account
Less than 1	0%
1 but less than 2	33%
2 but less than 3	68%
3 or more	100%

Newly eligible employees of EFSG will follow the Plan vesting schedule.

F. Investment Options

For 2002 and 2003, all assets in the Plan other than those in the Common Stock Fund were invested in various funds offered by Massachusetts Financial Services (“MFS”). In 2004, Radian is changing the Plan’s record keeper to The Vanguard Group, so the investment options will change in 2004. A description of the investment options available under the Plan during 2002 and 2003 was as follows:

(a) MFS Fixed Fund Institutional Sales — A stable value fund that seeks to provide a moderate income return while preserving principal. The fund objective is to earn a current income stream that is relatively consistent over time, while preserving capital through a broadly diversified high quality portfolio.

(b) MFS Money Market Fund — A conservative fund that provides liquidity and a short-term variable interest rate.

(c) MFS Emerging Growth Fund — This fund seeks long-term growth of capital primarily through common stocks of small and medium-sized companies (at least 80% under normal circumstances) early in their lifecycle.

(d) MFS Bond Fund — The fund’s primary investment objective is to provide as high of a level of current income as is believed to be consistent with prudent investment risk. The fund’s secondary objective is to protect shareholders’ capital.

(e) MFS International New Discovery Fund – This fund seeks capital appreciation through investing at least 65% of its assets in common stocks and related securities of foreign issuers. The fund normally invests in at least three different countries.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

(f) MFS Total Return Fund-A — The fund seeks above average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. The fund also seeks long-term growth of capital and income. The portfolio consists of diverse securities and varies the percentage of assets invested in any one type.

(g) Massachusetts Investors Trust — This fund invests in stocks that offer both current income and the potential for long-term growth of capital and future income. The fund holds primarily stocks representing many well-known companies across a wide range of industries.

(h) Massachusetts Investors Growth Stock Fund — This fund seeks long-term growth of capital and future income, rather than current income, by investing in common stocks or convertible securities of large companies exhibiting above-average prospects for long-term growth.

(i) MFS Research Fund — This fund seeks long-term growth of capital and future income by investing in common stock and convertible securities of large companies that are fairly representative of the overall stock market in both size and price.

(j) MFS Capital Opportunities Fund — This fund seeks primarily capital appreciation by investing in common stocks of large companies that are fairly representative of the overall stock market in both size and price.

(k) MFS Global Equity Fund — This fund seeks long-term growth of capital by investing in equities issued by both foreign and domestic companies. The portfolio is comprised of approximately one-third U.S. assets, one-third European assets and 10% Japanese assets, with the remainder divided among developed nations and emerging markets.

(l) MFS New Discovery Fund — This fund seeks long-term growth of capital primarily through common stocks of companies with small market capitalizations in emergent industries or early in their growth stages.

(m) Common Stock Fund — The assets of the Common Stock Fund, including earnings thereon, are invested in Radian common stock purchased by or contributed by Radian. Radian common stock is purchased at prevailing market prices in the open market, or in privately negotiated transactions. In the normal course of business, such stock is sold only to meet administrative and distribution requirements of the Plan. The value of this fund fluctuates based on the market price of Radian common stock.

The selection of investment options, which may be done in increments of 1% in any one of the above-mentioned funds, pursuant to the Plan, with the exception of employer matching contributions, is the sole responsibility of each participant. Neither the trustee nor the employer have any responsibility to select investment options or to advise participants in selecting their investment options. Subject to applicable provisions of law, each participant assumes all risks connected with any decrease in the market value of any securities in the funds, and such funds shall be the sole source of payments to be made under the Plan.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

G. Other Investments

Other investments consist of the following:

	December 31, 2003		December 31, 2002
	Cost	Fair Value	Cost	Fair Value
MFS Fixed Fund Institutional Series	$4,297,459	$4,297,459	$—	$—
MFS Money Market Fund	8,946	8,946	3,325,302	3,325,302
MFS Emerging Growth Fund	2,447,153	3,956,324	1,692,643	2,153,984
MFS Bond Fund	2,523,957	2,992,919	1,528,014	1,931,361
MFS International New Discovery	270,527	315,091	—	—
MFS Total Return Fund - A	4,531,011	4,866,978	3,062,238	2,840,544
Massachusetts Investors Trust	1,927,564	2,543,494	1,792,178	1,886,632
Massachusetts Investors Growth
Stock Fund	1,560,704	1,468,013	1,141,745	771,951
MFS Research Fund	467,867	453,497	324,940	226,483
MFS Capital Opportunities Fund	2,257,344	2,295,999	1,462,974	987,561
MFS Global Equity Fund	1,125,646	1,327,771	428,599	372,732
MFS New Discovery Fund	1,451,023	1,524,215	814,578	556,607

Total Other Investments	$22,869,201	$26,050,706	$15,573,211	$15,053,157

H. Payment of Benefits and Withdrawals

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Participants are permitted to make withdrawals in accordance with Plan provisions. The minimum withdrawal permitted is the lesser of $500 or the full value of the participant’s applicable account.

All amounts attributable to savings contributions must be withdrawn prior to any hardship withdrawal of amounts attributable to matching contributions or salary reduction contributions.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

The Plan’s hardship withdrawal rules comply with the Code. In order to make a hardship withdrawal, a participant must exhaust the possibility of all other withdrawals (other than hardship withdrawals) under the Plan and all such withdrawals and nontaxable loans available under all other retirement plans maintained by Radian and its affiliates. Earnings credited after 1988 on salary reduction contributions are not available for hardship withdrawals, even if the contributions were made before 1989. Upon receiving a hardship distribution, a participant is generally suspended from making salary reduction contributions and savings contributions to the Plan (and all other deferred compensation plans maintained by Radian and its affiliates) for six months following the year of the hardship withdrawal.

I. Net Appreciation (Depreciation) in Fair Value

Net appreciation (depreciation) in fair value of investments (including gains and losses on investments bought and sold, as well as held during the year) for the years ended December 31, 2003 and 2002 consisted of:

		2003	2002
MFS	Fixed Fund Institutional Series	$(426)	$—
MFS	Money Market Fund	(178)	(75)
MFS	Emerging Growth Fund	874,030	(1,169,379)
MFS	Bond Fund	95,023	44,948
MFS	International New Discovery Fund	45,103	—
MFS	Total Return Fund – A	563,423	(275,101)
MFS	Massachusetts Investors Trust	453,056	(587,551)
MFS	Massachusetts Investors Growth Stock Fund	232,875	(246,671)
MFS	Research Fund	74,533	(71,032)
MFS	Capital Opportunities Fund	449,686	(389,363)
MFS	Global Equity Fund	256,413	(49,363)
MFS	New Discovery Fund	326,185	(238,280)
Radian Common Stock Fund		3,374,704	(1,357,961)

Net Appreciation (Depreciation) in Fair Value		$6,744,427	$(4,339,828)

J. Loans

Participants may borrow from the Plan in an amount up to 50% of their vested balance. The maximum loan amount is $50,000 as set forth by the IRS and Department of Labor regulations. The minimum loan allowed by the Plan is $1,000. Loans are repaid via payroll deductions including interest at the prime rate plus 1% over a maximum five-year period, except loans that are used toward the purchase of a primary residence that can be repaid over a longer time period.

K. Federal Tax Considerations

The Plan received a favorable determination letter from the IRS dated September 11, 2002, with respect to the Plan’s continued tax qualified status upon its amendment to comply with GUST, the Internal Revenue Service Restructuring and Reform Act of 1998 and the Community Renewal Tax Relief Act of 2000. Therefore, no provision for income taxes has been made in these financial statements.

L. Schedule of Investments Greater than Five Percent of Net Assets (at fair value)

The following presents investments that represented five percent or more of the Plan’s net assets for each respective year.

	2003	2002
MFS Fixed Fund Institutional Series	$4,297,459	$—
MFS Money Market Fund	—	3,325,302
MFS Emerging Growth Fund	3,956,324	2,153,984
MFS Bond Fund	2,992,919	1,931,361
MFS Total Return Fund - A	4,866,978	2,840,544
Massachusetts Investors Trust	2,543,494	1,886,632
MFS Capital Opportunities Fund	2,295,999	—
Common Stock Fund	13,252,532	8,859,980

M. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect a participants’ account balances and the amounts reported in the statement of net assets available for benefits.

N. Nonparticipant - Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant - directed investments is as follows:

	December 31,
	2003	2002
Net Assets:
Common Stock Fund	$13,252,532	$8,859,980

Total	$13,252,532	$8,859,980

	Year Ended December 31
	2003	2002
Changes in Net Assets:
Net appreciation (depreciation)	$3,374,704	$(1,357,961)
Contributions	2,333,847	1,409,586
Benefits paid to participants	(644,708)	(734,533)
Other addition (deductions)	(270,966)	378,630
Loan activity	(25,117)	(35,824)
Transfers to participant - directed investments	(375,208)	(414,232)

	$4,392,552	$(754,334)

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

Schedule H, Item 4i: Schedule of Assets Held for Investment Purposes

December 31, 2003

Identity of Issuer	Description of Investment	Number of Shares		Cost	Current Value
MFS	Fixed Fund Institutional Series	4,297,459		$4,297,459	$4,297,459
MFS	Money Market Fund	8,946		8,946	8,946
MFS	Emerging Growth Fund	139,948		2,447,153	3,956,324
MFS	Bond Fund	228,467		2,523,958	2,992,919
MFS	International New Discovery Fund	17,408		270,527	315,091
MFS	Total Return Fund – A	322,316		4,531,011	4,866,978
MFS	Massachusetts Investors Trust	162,836		1,927,564	2,543,494
MFS	Massachusetts Investors Growth Stock Fund	129,683		1,560,704	1,468,013
MFS	Research Fund	25,929		467,867	453,497
MFS	Capital Opportunities Fund	192,941		2,257,344	2,295,999
MFS	Global Equity Fund	62,483		1,125,646	1,327,771
MFS	New Discovery Fund	99,297		1,451,023	1,524,215
Radian*	Common Stock Fund	651,019	**	10,553,846	13,252,532
	Loans receivable @ 4.75% to 10.50%			576,937	576,937

TOTAL				$33,999,985	$39,880,175

*	Indicates party-in-interest to the Plan.
**	Amount represents units based on third party independent report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation and Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

RADIAN GROUP INC.
SAVINGS INCENTIVE PLAN

By: Compensation and Benefits Committee

Date: June 28, 2004

By:	/s/ Frank P. Filipps
Frank P. Filipps

/s/ C. Robert Quint
C. Robert Quint

Exhibit Index

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm